Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, Texas 77002

August 10, 2016
VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention:    James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

Re:	Kinder Morgan, Inc.
Form 10-K for the year ended December 31, 2015
Filed February 16, 2016
File No. 001-35081
Ladies and Gentlemen:
In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 28, 2016, with respect to the above-referenced filings. For your convenience, we have repeated in bold type each comment exactly as set forth in the July 28 comment letter. Our response to each comment is set forth immediately below the text of the applicable comment.

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General, page 39

1.
We note your response to comment 4. In future reports, please include the analysis provided in your response regarding contract terms and the potential impact contract expirations may have on your results of operations, as we believe this provides investors with valuable insight into whether reported financial information is indicative of future operating results.

United States Securities and Exchange Commission
August 10, 2016

Response: We acknowledge the Staff’s comment and, in future annual reports, we will include the additional analysis regarding our weighted average remaining contract life and the potential impact contract expirations may have on our results of operations.

Results of Operations

Non-GAAP Measures, page 45

2.
You discuss your results of operations primarily on a non-GAAP basis in MD&A and your earnings releases, which may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please review this guidance in its entirety when preparing your next earnings release. In addition, your revised disclosure suggests you view DCF as a performance measure but your discussion also suggests that it has value as a liquidity measure. Please supplementally clarify whether you view DCF as solely a performance measure and the reason(s) for your view.

Response: We acknowledge the Staff’s comment and believe our most recent disclosures are consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“2016 C&DI”). Upon reviewing the 2016 C&DI, we made certain enhancements to our disclosures as reflected in our second quarter 2016 earnings release and in the MD&A in our June 30, 2016 Form 10Q.

In our second quarter 2016 earnings release, we preceded our presentation of non-GAAP measures with the most comparable GAAP measure, and in our discussion of the results for the respective periods, we provided explanations of the factors impacting both measures in a continuous discussion. The financial tables included in our earnings release present the GAAP measures before the non-GAAP measures. We believe we have provided equal or greater explanation of our GAAP measures as compared to our non-GAAP measures because, as further discussed below with respect to MD&A, we provide discussion of certain items affecting the GAAP measures followed by further explanation of the core operating drivers of our results that is equally relevant to both the GAAP and non-GAAP measures.

Item 303 of Regulation S-K requires disclosure of information relevant to assessing our results of operations to enable readers of our reports to see our company through the eyes of management. We believe our disclosure accomplishes this objective and is compliant with the related requirements. Importantly, we believe the content and format of our MD&A provide readers a thorough analysis of our results through the eyes of management, including a discussion of the effect of certain items on earnings for the period, as well as the primary drivers affecting our core operating results by segment.

Our approach to MD&A is to provide an integrated discussion of our results of operations incorporating both our GAAP and non-GAAP measures, thereby minimizing duplicative disclosure. In our June 30, 2016 Form 10-Q, we present our MD&A using a discussion that integrates our

United States Securities and Exchange Commission
August 10, 2016

GAAP and non-GAAP measures beginning with our Consolidated Earnings Results presented in accordance with GAAP. Under the heading Consolidated Earnings Results, we present segment EBDA, as disclosed in our reportable segment footnote in our consolidated financial statements, in a tabular format with corresponding numerical and percentage changes from period to period. The discussion of our consolidated earnings results is an overview of our results of operations, providing a summary of certain items that affected the GAAP results for segment operations and non-operational corporate items, for the respective periods, as well as the primary factors driving the remaining changes affecting our core operating results on a consolidated basis. A more detailed discussion of operating results is presented for each segment using segment EBDA and segment EBDA before certain items, to provide an integrated and iterative discussion of our results of operations.

For each segment, we explain certain items applicable only to segment EBDA and further discuss the remaining drivers affecting both segment EBDA and segment EBDA before certain items. By discussing the effect of certain items on segment EBDA, management is bringing to the readers’ attention matters that, in management’s judgment, are separable from the segment’s core operations in the period affected. We further discuss what, in management’s view, represents the core operating results, which are primarily driven by volumes, pricing, and contributions from newly placed-in-service assets, disposed of or acquired assets, and the related business activity for the segment. The significant changes from period to period for the respective GAAP line items are explained by a combination of the footnotes that follow the heading Certain items affecting Segment EBDA after each segment’s operating results table, as applicable, in combination with the subsequent tables presenting the remaining change driven by each specific operating asset. These tables are followed by additional narrative discussion explaining the business drivers of the reported changes, other than the certain items previously discussed. The entire discussion under each segment heading explains both the GAAP and non-GAAP measures in a manner that first explains certain items which affected the GAAP results, and then a further discussion of the factors driving both the GAAP and non-GAAP results. We believe this approach provides the reader full transparency in an integrated manner that is consistent with the way in which management evaluates the segments’ results. We take a similar approach with our expenses for general and administrative, interest, and noncontrolling interests.

We further acknowledge the Staff’s comment that our disclosure suggests that we view DCF as a performance measure, and confirm that our management team uses DCF solely as a measure of our performance in creating value for our common stockholders. We do not use DCF as a measure of the overall liquidity of the enterprise for the reasons explained below. In our weekly management review meetings, we measure the performance of our portfolio of assets by reviewing weekly updates to our forecast of DCF. It is a critical component of our management review process as a profitability and performance measure of our operating assets.

We believe DCF has historically been an accurate and useful measure of the profitability of our operating assets and is, therefore, our primary performance measure.  We believe the most comparable GAAP measure to DCF is net income available to common stockholders (“net income”).

United States Securities and Exchange Commission
August 10, 2016

Typically, the largest recurring differences between our net income and our DCF are (1) net income is reduced by depreciation, depletion and amortization (“DD&A”), while DCF is, instead, reduced by sustaining capital expenditures and (2) net income is reduced by a provision for income taxes, while DCF is, instead, reduced by cash income taxes. In addition, we make adjustments to present the results of our equity method investments on this same basis and to adjust for certain items that, in management’s judgment, are separable from the core operations of our business. We replace DD&A with sustaining capital expenditures because we believe sustaining capital expenditures are more representative of the annual cash capital costs necessary to improve or extend the life of our existing assets than DD&A.  We also believe that deducting cash income taxes for the period, rather than the provision for income taxes, is more representative of the net cash earnings for our company. DCF is readily reconcilable to net income and we believe is useful as a non-GAAP measure of profitability available our common stockholders. We believe DCF measures the profitability that is available our common stockholders which, at the discretion of our board of directors, could be returned to common stockholders in the form of dividends or share repurchases, or reinvested in the enterprise through acquisitions or expansion capital projects.

As the Staff is aware, liquidity measures quantify an enterprise’s ability to meet its financial obligations as they come due. Generally, liquidity measures are focused on short-term financial obligations. Commonly used liquidity measures include working capital/current ratio, quick ratio, cash ratio and various other working capital ratios. Solvency or leverage measures, such as debt/EBITDA and debt to total capital, quantify an enterprise’s ability to repay long-term debt. On the other hand, net income and EPS, which are focused on the common equity holders, are used in measuring corporate profitability and performance as well as investment valuation. Because our calculation of DCF, similar to net income, has been reduced by our non-discretionary obligations including interest, income taxes, as well as sustaining capital requirements, we do not believe DCF is a useful measure of our enterprise’s liquidity. Furthermore, because DCF is used by us and the investment community to evaluate the performance to the common equity holders as well as to measure the value of the common equity, it is more closely aligned with other corporate performance and investment valuation measures. A GAAP liquidity measure such as cash flow from operations is not closely comparable to DCF, and would involve significantly more reconciling items than are required to reconcile to net income. Such additional reconciling items would include changes in working capital, changes in certain other assets and liabilities, and other reconciling items.

We believe our current disclosures appropriately characterize our use of DCF as a performance measure and that our reconciliation to net income as the most comparable GAAP measure is appropriate. We propose, in future quarterly and annual reports, to further enhance the disclosure in our non-GAAP definitions in a manner substantially consistent with the following, providing readers with additional clarification regarding management’s view on the use of DCF.

Non-GAAP Measures

Our non-GAAP financial measures are DCF and Segment EBDA before certain items. Certain items are items that are required by GAAP to be reflected in net income, but typically either do not have a cash impact, or by their nature are separately

United States Securities and Exchange Commission
August 10, 2016

identifiable from our normal business operations and, in our view, are likely to occur only sporadically. Our non-GAAP measures described below should not be considered as alternatives to GAAP net income available to common stockholders or any other GAAP measure. DCF and Segment EBDA before certain items are not financial measures in accordance with GAAP and have important limitations as analytical tools. You should not consider either of these non-GAAP measures in isolation or as a substitute for an analysis of our results as reported under GAAP. Because DCF excludes some but not all items that affect net income available to common stockholders and because DCF measures are defined differently by different companies in our industry, our DCF may not be comparable to DCF measures of other companies. Our computation of Segment EBDA before certain items has similar limitations. Management compensates for the limitations of these non-GAAP measures by reviewing our comparable GAAP measures, understanding the differences between the measures and taking this information into account in its analysis and its decision making processes.

Distributable Cash Flow

DCF is a significant performance measure used by us and by external users of our financial statements to evaluate our performance and to measure and estimate the ability of our assets to generate cash earnings after servicing our debt and preferred stock dividends, paying cash taxes and expending sustaining capital, that could be used for discretionary purposes, such as common stock dividends, stock repurchases, retirement of debt or expansion capital expenditures. Management uses this measure and believes it provides users of our financial statements a measure that more accurately reflects our business’ ability to generate cash earnings than a comparable GAAP measure. DCF should not be used as an alternative to net cash provided by operating activities computed under GAAP. For a discussion of our anticipated dividends for 2016, see “Liquidity and Capital Resources-Common Dividends.”

Financial Statements

Consolidated Statements of Income, page 79

3.
We note your response to comment 6 that costs of services are classified within “operating and maintenance” expense. Please tell us if these are the only costs captured within “operating and maintenance” expense. If not, please tell us the amount of these costs and explain to us in more detail why you believe that this presentation meets the requirement of Rule 5-03(b)(2) of Regulation S-X to separately disclose costs of services. Please also enhance your accounting policies footnote to clarify for investors where these costs are classified in your Statements of Income.

Response: We acknowledge the Staff’s comment and confirm that all of the $2,337 million of costs within “Operations and maintenance” are costs of services, with the exception of approximately

United States Securities and Exchange Commission
August 10, 2016

$342 million of oil, gas, and carbon dioxide production costs associated with our CO2 segment for the year-ended December 31, 2015. Consistent with industry practice, oil and gas producers generally do not characterize the costs of oil and gas producing activities as cost of sales or cost of services, as the primary costs are DD&A and production costs. In future annual reports, we propose to include disclosure in our accounting policies footnote substantially consistent with the following:

Cost of Sales

Cost of sales primarily includes the cost of energy commodities sold, including natural gas, NGL and other refined petroleum products, adjusted for the effects of our energy commodity derivative activities, as applicable, other than production from our CO2 segment.

Operations and Maintenance

Operations and maintenance include cost of services and is primarily comprised of (i) operational labor costs, and (ii) operations, maintenance and asset integrity, regulatory and environmental compliance costs, in addition to costs associated with our oil, gas and carbon dioxide producing activities of [________], for the years ended December 31, 20xx, 20xx, and 20xx, respectively.

United States Securities and Exchange Commission
August 10, 2016

If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

Kinder Morgan, Inc.

By:	/s/ Kimberly A. Dang
Kimberly A. Dang Chief Financial Officer